November 26, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549
ATTN: Ernest Greene and Martin James
Re: Commercial Vehicle Group, Inc.
Form 10-K for the Year Ended December 31, 2023 Filed March 14, 2024
Form 8-K
Filed on March 4, 2024
File No. 001-34365
Gentlemen:
On behalf of Commercial Vehicle Group, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter directed to Andy Cheung, dated November 12, 2024, from the Staff of the United States Securities and Exchange Commission (the “Staff”), regarding the Company’s Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) and Form 8-K filed on March 4, 2024. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Form 10-K.
Form 10-K for the Year Ended December 31, 2023 Financial Statements
Note 7. Income Taxes, page 52
1.We note that you reversed $22.0 million of the tax valuation allowance on your U.S. deferred tax assets in fiscal 2023 after considering the weight of the positive evidence, including the cumulative income position in the three most recent years and forecasts for a sustained level of future taxable income was sufficient to overcome the weight of the negative evidence during the year ended December 31, 2023. We also note that you consider of all available evidence using a “more likely than not” standard including but not limited to the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, your experience with unused tax attributes expiring and tax planning alternatives. Please provide us, and revise future disclosures here or in critical accounting policies in

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MD&A to provide, a more specific and comprehensive analysis of your assessment of the realizability of your deferred tax assets as of December 31, 2023. Your analysis should include but not necessarily be limited to the following:
•Clarify your disclosure that you achieved cumulative income position in the U.S. in the three most recent years in light of the tabular disclosures on the top of page 52;
•Quantify the projected taxable income and the time periods over which it will be required to be generated for you to fully utilize your deferred tax assets;
•Describe the nature of any tax planning strategies, including any uncertainties, risks and assumptions associated with those strategies;
•Discuss all the positive and negative evidence you considered and how such evidence was weighted; and
•Discuss any other significant estimates and assumptions used in your analysis. Please refer to ASC 740-10-30-16 through 25, ASC 740-10-55-39 through 48, and
ASC 740-10-55-120 through 123 for guidance.

Response:

In accordance with ASC 740-10-30-16 through 25, the Company considered all available positive and negative evidence to determine whether to reverse the previously recognized valuation allowance. The Company’s cumulative three-year income in the U.S. for the period January 1, 2021 through December 31, 2023 was $14.9 million on a pre-tax book income (PTBI) adjusted for permanent items, as set forth in the table below (in 000s).

The Company notes that a three-year period is the generally accepted convention when considering cumulative income/(losses) but is not specifically stipulated in the guidance. The cumulative three-year income is given the most weight in our analysis of all positive and negative evidence. Note, as of December 31, 2022, the Company was in a three-year cumulative loss position in the U.S.

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As of December 31, 2023, the Company also considered the magnitude and duration of past losses, noting that nine of the 12 quarterly periods within the three-year cumulative period were profitable, with the only significant loss of $18.6 million reported in Q4-2022. The main driver of the loss in Q4-2022 was a $10.4 million inventory charge in the Industrial Automation business segment, as disclosed. Due to the Company’s restructuring actions taken in response to slowing customer demand in the Industrial Automation segment prior to December 31, 2023, the Company did not expect an operating loss of that magnitude to recur.

The Company reported a profit in each quarter throughout 2023 and as of December 31, 2023, its 2024 forecast was projected to be $19 million of PTBI with an additional $4 million of unfavorable permanent items. The Company was driving profitability as of December 31, 2023, through the Vehicle Solutions, Electrical Systems and Aftermarket segments. However, at the time of the 2023 Form 10-K filing, the 2024 forecast assumed that the North American Class 8 truck builds would decrease 20% from 2023 actual volumes (according to ACT Research) which would have equated to an approximate $60 million reduction in revenue for the Vehicle Solutions Segment. Yet, due to the Company’s continued commitment to diversification, it forecasted revenue growth in the Electrical Systems, Aftermarket and Industrial Automation segments to offset the expected 2024 reduction in revenue and operating income from the Vehicle Solutions segment. Furthermore, the operating margin within the Electrical Systems segment has historically been higher than the operating margin within the Vehicle Solutions segment, which was expected to flow through to the Company’s Operating Income to help offset the expected decrease in sales.

As the 2024 forecast suggested, the cyclicality of the markets we serve is negative evidence that was considered in our analysis as of December 31, 2023. This negative evidence was weighted less than the quantitative positive evidence of the three-year cumulative income. The weighting is partially based on the Company’s long-term strategy is to increase our sales, profits and shareholder value by growing our Electrical Systems segment to be our largest business while financially optimizing our core legacy businesses, organically growing in targeted areas, strengthening our product portfolio, increasing our margins and adding to our businesses through a focused M&A program.

As of December 31, 2023, the current and forecasted U.S. income exceeded our U.S. deferred tax assets (DTAs). Any DTAs which were expected to exceed more than a few years were due to how the underlying asset or liability would reverse and is not a limitation on income, except for the following exceptions which were given further consideration: foreign tax credits and state net operating losses (NOLs) as disclosed in the Form 10-K. In addition, the Company utilized its U.S. Federal NOL carryforward on the December 31, 2022 tax return and the majority of the DTAs have unlimited carryover periods, therefore, even if forecasts were to decrease, the DTAs would be available to be utilized in the future. As a result of this analysis, the Company did not consider any tax planning strategies.

The Company will revise future disclosures in critical accounting policies in MD&A as follows:

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Critical accounting policies (excerpt from 2023 Form 10-K, page 31 with proposed changes highlighted)
Income Taxes — We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax laws and rates expected to be in place when the deferred tax items are realized. We recognize tax positions initially in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Judgment is required in estimating valuation allowances for deferred tax assets. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. We provide a valuation allowance for deferred tax assets when it is more likely than not that a portion of such deferred tax assets will not be realized. In our assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, (1) the cumulative three-year income position, (2) the nature, frequency and severity of any current and cumulative losses; (3) forecasts of future profitability; (4) the duration of statutory carryforward periods; (5) our experience with operating loss and tax credit carryforwards not expiring unused, and (6) tax planning alternatives. As of December 31, 2023, the Company was in a cumulative three-year taxable income position in the U.S. which was given the most weight in our analysis of all positive and negative evidence when determining whether to reverse the previously recognized valuation allowance.

Note 16. Segment Reporting, page 63
2.Please revise the note in future filings to reconcile your reportable segments' measures of profit or loss (i.e., segment operating income (loss)) to your consolidated income before taxes and discontinued operations as required by ASC 280-10-50-30(b).
Response: In future filings, the Company will reconcile segment operating income (loss) to consolidated income before taxes and discontinued operations as required by ASC 280-10-50-30(b).

Form 8-K filed on March 4, 2024 Exhibit 99.1
Appendix A: Reconciliation of GAAP to Non-GAAP Financial Measures, page 9
3.We note that in determining your non-GAAP measures for the three months and for the year ended December 31, 2022, you adjust for (i) an inventory charge relating to decrease demand in the Industrial Automation segment, and (ii) executive transition costs. The adjustments to your non-GAAP financial measures for inventory and executive transition costs appear to be normal operating expenses necessary to

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operate your business. As such, these adjustments are inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please revise your non-GAAP measures in future filings to remove these adjustments.
Response: In future filings, the Company will revise the non-GAAP measures to remove the adjustments for inventory and executive transition costs.

4.We note your non-GAAP adjustments labelled "tax valuation allowance" reflected in your Adjusted net income measure presented for the reported periods in fiscal years 2023 and 2022, and that the amounts mirror exactly the change in valuation allowance presented in the Income Tax note to your financial statements on page 52 of your Form 10-K for the year ended December 31, 2023. Please address the following:

•Clearly describe to us in detail what the adjustments represent and your reasons for excluding the changes in your tax valuation allowances from the measure.
•Tell us why management believes the adjustments are meaningful and appropriate.
•Explain to us how you determined that your evaluation of the positive and negative evidence to support realizability would be different on a non-GAAP basis such that excluding the changes in the GAAP tax valuation allowance would be appropriate.
•Tell us why the adjustments are consistent with Questions 100.01 and 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response:

The tax valuation allowance is a non‑cash adjustment that primarily reflects the Company’s expectations of, and assumptions as to, future operating results and applicable tax laws, rather than current period performance, and is not used by management to assess the core profitability of business operations. The Company believes exclusion of only the initial deferred tax valuation allowance and the reversal of a deferred tax valuation allowance helps to clarify current period performance and affords investors the ability to calculate and better understand the effective tax rate and earnings per share.

The Company has excluded the tax valuation allowance (benefit/expense) and believes such exclusion provides investors meaningful information as it increases comparability of the effective tax rate from period over period without the unusual, non‑recurring detrimental and beneficial events of the tax valuation allowance. Therefore, the Company believes that these items do not result in a Non‑GAAP financial measure that is misleading or inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

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We also considered Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, noting that the amounts excluded as Non-GAAP adjustments under the tax valuation allowance (benefit/expense) caption are inherently tax effected. Additionally, we do not assert that the realizability of our DTAs would be different on non-GAAP basis. Rather, we excluded the changes based on the unusual, non-recurring nature as described above.

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We believe that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please do not hesitate to contact Aneezal Mohamed, Chief Legal Officer, at 614-289-0326 or via email at Aneezal.Mohamed@cvgrp.com.

Sincerely,

/s/ Andy Cheung
Chung Kin Cheung (“Andy Cheung”), Chief Financial Officer

cc:    Aneezal Mohamed, Chief Legal Officer